Exhibit 99.4

 GH Research PLC (NASDAQ: GHRS)  May 2024  Corporate Presentation  1

 This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s expectations related to the clinical hold on the GH001 IND, including plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold, the timing required to lift such clinical hold and for discussions with the FDA and the outcomes and resolution of such discussions; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.   Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  Disclaimer Regarding Forward-Looking Statements  2

 SeekingUltra-Rapid, Durable Remissionsin Depression  3

 Stage of Development  PROGRAMS  INDICATION  PRECLINICAL  PHASE 1  PHASE 2a PHASE 2b  PHASE 3  CURRENT STATUS  GH001Mebufotenin (5-MeO-DMT)for inhalation administration   Treatment-Resistant Depression (TRD)  Phase 2b RDBPC trial initiated(GH001-TRD-201)  Bipolar II Disorder* (BDII)  Phase 2a POC trial initiated(GH001-BD-202)  Postpartum Depression (PPD)  Phase 2a POC trial initiated(GH001-PPD-203)  GH002Mebufotenin (5-MeO-DMT) for i.v. administration   Psychiatric or Neurological Disorder  Phase 1 HV trial completed(GH002-HV-105)  GH003Mebufotenin (5-MeO-DMT) for nasal administration  Psychiatric or Neurological Disorder  Pre-clinical development ongoing  4  Complete  Ongoing  *Bipolar II disorder with a current major depressive episode  5-MeO-DMT, 5-Methoxy-N,N-Dimethyltryptamine; i.v., intravenous; RDBPC, Randomized, Double-Blind, Placebo-Controlled; POC, Proof-of-Concept; HV, Healthy Volunteer   Pipeline

 The Problem for Patients with Depression  Established Therapies are Slow-Acting  ... Remission Rates in TRD < 15%  5  (STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)  (STAR*D study, Remission Rates Treatment Steps 1 to 4)  Average time to remission is ~6 weeks  ~33% no remission   despite 4 treatment steps  2 or more prior therapies = TRD  Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006  TRD, Treatment-Resistant Depression

 First Line MDD  Second Line MDD  Treatment-Resistant Depression (TRD)  Patients cycle through ineffective therapies for TRD  Diagnosed: ~48M  Treated (pharmacotherapy ± psychotherapy): ~24M  Non-response to first line: ~13M  Non-response to two prior lines: ~9M  Large and Open Depression Market in the EU and US  6  Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006MDD, Major Depressive Disorder

 Mebufotenin (5-MeO-DMT) and GH001  7  Mebufotenin (5-Methoxy-N,N-Dimethyltryptamine, 5-MeO-DMT)  Naturally-occurring psychoactive substance from tryptamine class  Highly potent agonist on 5-HT1A and 5-HT2A receptors  GH001 (Mebufotenin administration via a proprietary pulmonary inhalation approach)  Psychoactive effects with ultra-rapid onset (within seconds) and short duration (5 to 30 min)  High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects  Intraday individualized dosing regimen (IDR) for maximization of ultra-rapid and durable remissions   Single visit initial treatment, without additional mandated visits for psychotherapy or psychological support before or after dosing  Potential for convenient and infrequent retreatment  Mebufotenin (5-MeO-DMT)  Foundational IP

 GH001 – Individualized Dosing Regimen (IDR) for Maximization of Ultra-Rapid and Durable Remissions  8  GH001 Single Dose:  Inter-Person Variability  GH001 Individualized Dosing Regimen (IDR):Maximization of Ultra-Rapid and Durable Remissions   MADRS score  MADRS score  MADRS score  MADRS score  Dose 1  Dose 1  Dose 2  Dose 3  Dose 2  Dose 1  No remission  Remission  Remission  Remission  Remission  Hypothetical   Patient 1  Hypothetical   Patient 2  Hypothetical   Patient 3  Hypothetical   Patient 1  Hypothetical   Patient 2  No remission  No remission  No remission  Dose 1  MADRS score  Dose 1  MADRS, Montgomery-Åsberg Depression Rating Scale

 Phase 1 Trial of GH001 in Healthy Volunteers GH001-HV-101  9  (Completed)  Clinicaltrials.gov ID: NCT04640831

 Design of Phase 1 Trial of GH001 in Healthy Volunteers (GH001-HV-101)  10  GH001 2 mg (n=4)  GH001 6 mg (n=6)  GH001 12 mg (n=4)  GH001 18 mg (n=4)  HV  (n=18)  Part A (Single Dose)  Primary Endpoint:  Safety until day 7  Peak Experience Scale (PE Scale)1  Part B (IDR)   HV  (n=4)  Primary Endpoint:  Safety until day 7  Peak Experience Scale (PE Scale)1  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 3h interval)  Day 0GH001 inhaled  Day 1  Day 7  Key Assessments  Safety  PE Scale  Cognitive function  Safety  Safety  Cognitive function  1The PE Scale averages answers scored by the subject by marking a visual analogue scale between 0 and 100 for the following three questions: 1. How intense was the experience; 2. To what extent did you lose control; 3. How profound (i.e., deep and significant) was the experience?  HV, Healthy Volunteer; PE, Peak Experience; IDR, Individualized Dosing Regimen

 Part A (Single Dose) and Part B (IDR) – Safety  11  Study Safety Group review  No SAEs  All ADRs mild, except two moderate (*)  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically relevant changes in safety laboratory analyses, psychiatric symptom scales or measures of cognitive function  ADRs  Part A (Single Dose)  Part B (IDR)  ADRs  2 mg (n=4)  6 mg (n=6)  12 mg (n=4)  18 mg (n=4)  IDR1 (n=4)  MedDRA Preferred Term  Number of Events  n  n  n  n  Abnormal dreams           1     Anxiety     1  1        Clumsiness     1           Confusional state     1           Euphoric mood     1           Fatigue           1  1*  Feeling hot     1           Flashback           1     Hallucination           1     Head discomfort              1  Headache     2     1  1  Heart rate increased        1*        Hyperacusis           1     Insomnia           1     Mental fatigue           1     Nausea  2  1     1  2  Vision blurred  1              SAE, Serious Adverse Event; ADR, Adverse Drug Reaction, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen  16 mg (n=1); 6-12 mg (n=2); 6-12-18 mg (n=1)

 Part A – Peak Experience (PE) Dose-Effectsand Inter-Person Variability  12  Average fordose group  PE Scale  PE Threshold  PE, Peak Experience

 Part B – Peak Experience (PE)Effect of Intraday Individualized Dosing Regimen (IDR)  13  PE Threshold  PE, Peak Experience

 (Completed)  Phase 1/2 Trial of GH001 in Treatment-Resistant DepressionGH001-TRD-102  14  Clinicaltrials.gov ID: NCT04698603

 15  Design of Phase 1/2 Trial of GH001 in TRD (GH001-TRD-102)  Phase 1 (Single Dose)  Phase 2 (IDR)  GH001 12 mg (n=4)  GH001 18 mg (n=4)  TRD1  (n=8)  Primary Endpoint:  Safety until day 7  TRD1  (n=8)  Primary Endpoint:  MADRS remission day 7 (MADRS≤10)  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 3h interval)  TRD, Treatment-Resistant Depression; PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; IDR, Individualized Dosing Regimen; H, Hour; D, Day  1Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy   Key Assessments  MADRS H2  PE Scale  Safety  MADRS D1  Cognitive function  Safety  MADRS D7  Cognitive function  Safety  Day 0GH001 inhaled  Day 1  Day 7

 Phase 1 (Single Dose) and Phase 2 (IDR) – Safety  16  ADRs  Phase 1 (Single Dose)  Phase 2 (IDR)  ADRs  12 mg (n=4)  18 mg (n=4)  IDR1 (n=8)  MedDRA Preferred Term  Number of Events  n  n  Abdominal discomfort        1  Anxiety        2  Depressive symptom        1*  Dizziness  1     Feeling abnormal  1  1     Flashback  1  1  2  Headache  2  1  3  Muscle discomfort  1  Muscle spasms     1     Nausea        2*  Paresthesia        1  Sensory disturbance  3  SAE, Serious Adverse Event; ADR, Adverse Drug Reaction, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; MADRS, Montgomery-Åsberg Depression Rating Scale  16-12 mg (n=6); 6-12-18 mg (n=2)  Study Safety Group review  No SAEs  All ADRs mild, except three moderate (*)  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically relevant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function  No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item “suicidal thoughts”

 Phase 1 (Single Dose) – Efficacy (MADRS)  17  2 of 4 (50%) in the 12 mg group and1 of 4 (25%) in the 18 mg group had a MADRS remission at day 7  2 of 8 patients had a PE and both had a MADRS remission at day 7  MADRS Remission / Response / Improvement Rate Day 7  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS; MADRS any improvement = any reduction from baseline in MADRS

 Phase 2 (IDR) – Efficacy (MADRS)  18  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7  MADRS Remission / Response / Improvement Rate Day 7  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS; MADRS any improvement = any reduction from baseline in MADRS

 Phase 2 (IDR) – Efficacy (MADRS Change from Baseline)  19  Hour 2  Day 1  Day 7  GH001  p=0.0018  p<0.0001  p<0.0001  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 7 remissions from day 1 and4 of 7 remissions from 2 hours  Baseline1  1Baseline mean MADRS=32

 MADRS and PE – Observed Improved Outcome in Phase 2 (IDR) vs Phase 1 (Single Dose)  20  Phase 2 (IDR)  Phase 1 (Single Dose) 12 mg  Phase 1 (Single Dose) 18 mg  MADRS Remission Rate Day 7  87.5% (7 of 8)  50% (2 of 4)  25% (1 of 4)  Mean MADRS Change Day 7  -24.4 (-76%)  -21.0 (-65%)  -12.5 (-40%)  Rate of PE  87.5% (7 of 8)  50% (2 of 4)  0% (0 of 4)  Mean PE Score  90.4 (at final dose)  58.2  59.1  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; IDR, Individualized Dosing Regimen

 (Initiated)  Phase 2b Trial inTreatment-Resistant DepressionGH001-TRD-201  21  EudraCT Number: 2022-000574-26

 Design of Phase 2b Trial in TRD (GH001-TRD-201)  22  GH001 IDR   Placebo IDR     n=80  Randomization 1:1  Up to 5 GH001 IDRs   may be administered during the OLE pro re nata (PRN),   based on specific re-treatment criteria  D0  MADRS  Primary Endpoint   ΔMADRS  (per FDA guidance for rapid-acting antidepressants*)  D1  D7  B H2  Scheduled Visit  Double-Blind Phase  Open-label Extension Phase (OLE)  D14  M2  M3  M4  M5  M6  M1  During the OLE, additional clinic visits can be scheduled if required for medical reasons  D0  D1  D7  B H2  PRN  The bold solid lines indicate the fixed duration of 7 days (± 1 day) after an IDR with visits on D0, D1 and D7. The bold dotted line indicates the variable duration until a potential GH001 IDR in the OLE. The GH001 IDR consists of up to 3 increasing doses (6, 12, 18 mg) and the Placebo IDR consists of up to three placebo doses, to achieve a peak experience, given at a 1H interval. As in previously completed trials, the GH001-TRD-201 trial will be conducted under the supervision of a healthcare provider, but without any planned psychotherapeutic interventions before, during, or after dosing. IDR, Individualized Dosing Regimen; PRN, pro re nata (as needed); B, Baseline; H, Hour; D, Day; M, Month. *FDA draft guidance for industry “Major Depressive Disorder: Developing Drugs for Treatment”

 Three-Layer Protection Strategy  23  LAYER 1: REGULATORY EXCLUSIVITY  FDA: 5 years (+2.5 years paragraph IV stay)  EMA: 10 years (+1 year for new indication)  LAYER 2: PATENTS  Granted patents and patent applications relating to mebufotenin (5-MeO-DMT), including:   Novel uses in various disorders (including inhaled, nasal, buccal, sublingual, i.v., i.m., s.c. routes)   Novel aerosol compositions of matter  Novel manufacturing methods and novel salt forms   Novel device-related aspects  LAYER 3: TECHNICALComplex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability

 Board of Directors & Executive Management  24  Florian Schönharting  Michael Forer  MSc Chairman of the Board, Co-founder  BA, LLB Vice-Chairman of the Board  Dermot Hanley  Duncan Moore  BSc, MBA Board Member  MPhil, PhD Board Member  Theis Terwey  PD Dr. med. CEO, Co-founder  Julie Ryan  FCA, MAcc, BComm VP, Finance  Magnus Halle  BSc Managing Director, Ireland, Co-founder  Aaron Cameron   MSc, MBA Chief Operating Officer  Velichka (Villy) Valcheva  MD, MSc Chief Medical Officer

 Scientific Advisors  25  Michael Thase  M.D. Professor of Psychiatry, Perelman School of Medicine University of Pennsylvania  Madhukar Trivedi  M.D. Professor of Psychiatry, UT Southwestern Medical Center  Mark Zimmerman  M.D. Professor of Psychiatry and Human Behavior, Brown University  Eduard Vieta  Prof. Dr. Head, Psychiatry Unit, Hospital Clínic de Barcelona  Michael Bauer  Prof. Dr. rer. nat. Dr. med. Chair, Department of Psychiatry and Psychotherapy, Technische Universität Dresden  Malek Bajbouj  Prof. Dr. med. Head, Center for Affective Neuroscience, Charité, Berlin  Johannes Ramaekers  Prof. Dr. Professor, Faculty of Psychology and Neuroscience of Maastricht University

 Anticipated Milestones and Financial Overview  GH001  Complete double-blind phase of European Phase 2b trial in TRD in Q3 2024 and provide top-line data in Q3 or Q4 2024; complete open-label extension phase in Q1 2025  Complete Phase 2a trial in PPD and provide top-line data in Q3 2024  Complete nonclinical studies and prepare device design verification information to support response to clinical hold on U.S. IND for GH001 administered using our proprietary aerosol delivery  Initiate Phase 1 clinical pharmacology trial with proprietary aerosol delivery device in Europe   GH002   Complete analysis of Phase 1 clinical pharmacology trial in healthy volunteers  GH003  Complete preclinical development  Financial Overview   Cash, cash equivalents, other financial assets and marketable securities were $214.0 million as of March 31, 2024  We believe existing cash, cash equivalents, other financial assets and marketable securities will be sufficient to fund operating expenses and capital expenditure requirements into 2026  26

 AppendixAdditional Completed Trials  27

 (Completed)  Phase 1 Clinical Pharmacology Trial of GH001 in Healthy Volunteers GH001-HV-103  28  Clinicaltrials.gov ID: NCT05163691

 Design of Phase 1 Clinical Pharmacology Trial of GH001 in Healthy Volunteers (GH001-HV-103)  29  Day 0  GH001 inhaled  Day 7  GH001 6 mg (n=8+2 placebo)  GH001 12 mg (n=8+2 placebo)  GH001 18 mg (n=8+2 placebo)  HV  (n=30)  Single-Dose Part   IDR Part   HV  (n=16)  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 1h interval, n=8)  Key Assessments  Safety  Pharmacokinetics  PE Scale  Cognitive function  Safety  Cognitive function  Safety  Day 30  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 2h interval, n=8)  Primary Endpoint:  Pharmacokinetic profile of mebufotenin (5-MeO-DMT) and bufotenin  HV, Healthy Volunteer; PE, Peak Experience;IDR, Individualized Dosing Regimen

 Single Dose and IDR – Safety and Further Results   Safety Review  No SAEs   All ADRs mild  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically relevant changes in ECG, safety laboratory analyses, peak flow, cognitive function or psychiatric symptom scales, including the C-SSRS  Further Results  Pharmacokinetic analyses and psychoactive effect assessments (PE Scale) support that an interval down to 1 hour between individual doses of the IDR is feasible for future clinical trials  30  ADRs  Single-dose   IDR  6 mg (n=8)  12 mg (n=8)  18 mg (n=8)  Placebo (n=6)  1h interval (n=8)1  2h interval (n=8)2  MedDRA Preferred Term  Number of Events  n  n  n  n  n  Abnormal dreams  1  Chest discomfort     1        Crying        2     2     Dizziness     1     Dry mouth  1           Dyskinesia        1           Fatigue  1  2  1  Headache  3  1     1  1  Hypoesthesia oral  1        Paresthesia oral     1  Retching  1        Somnolence  1        Tachycardia  2     Tension     1  Tremor  1        SAE, Serious Adverse Event; Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; PE, Peak Experience  16 mg (n=1), 6-12 mg (n=3); 6-12-18 mg (n=4)26-12 mg (n=3); 6-12-18 mg (n=5)

 (Completed)  Phase 1 Clinical Pharmacology Trial of GH002 in Healthy Volunteers GH002-HV-105  31  Clinicaltrials.gov ID: NCT05753956

 Design of Phase 2 Trial of GH002 in Healthy Volunteers (GH002-HV-105)  32  GH002 0.25 mg (n=6+2 placebo)  GH002 4 mg (n=6+2 placebo)  GH002 8 mg (n=6+2 placebo)  GH002 10 mg (n=6+2 placebo)  HV  (n=56)  Part A (Single Dose)  Primary Endpoints:  Safety until day 7  Pharmacokinetic profile  Part B (IDR)   HV  (n=8)  Primary Endpoints:  Safety until day 7  Pharmacokinetic profile  GH002 IDR2, 4, 6 mg to achieve PE  (up to 3 doses, 1h interval)  Day 0  GH002 i.v.  Day 7  Key Assessments  Safety  Pharmacokinetics  PE Scale  Cognitive function  Safety  Cognitive function  HV, Healthy Volunteer; PE, Peak Experience; IDR, Individualized Dosing Regimen  GH002 1 mg (n=6+2 placebo)  GH002 6 mg (n=6+2 placebo)  GH002 2 mg (n=6+2 placebo)

 Single Dose and IDR – Safety and Further Results  33  Safety review  No SAEs  All ADRs mild, except one moderate (*)  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH002  No clinically relevant changes in ECG and safety laboratory analyses  No clinically relevant changes in psychiatric symptoms scales, except for changes associated with the ADRs of emotional distress and poor quality sleep  Further Results  Potent psychoactive effects (PsE) with ultra-rapid onset and short duration were observed. The pharmacokinetic profile correlated with the ultra-rapid profile of the PsE.  ADRs  Single Dose   IDR  ADRs  0.25 mg (n=6)  1 mg   (n=6)  2 mg   (n=6)  4 mg   (n=6)  6 mg   (n=6)  8 mg   (n=6)  10 mg (n=6)  Placebo (n=14) 1  1h interval  (n=8) 2  MedDRA Preferred Term  Number of Events  Abnormal dreams  1  Body temperature increased  1  Chest discomfort  1  Cold sweat  1  Dizziness  2  1  1  Dyspnoea  1  Emotional distress  1  1*  Fatigue  2  1  1  1  Grunting  2  Headache  1  1  2  Head discomfort  1  1  1  Muscle spasms  2  Muscle twitching  1  Nausea  1  1  2  1  2  Neck pain  1  Pain in extremity  2  Poor quality sleep  1  Sleep disorder  1  Vomiting  1  1  1  1  1 n=2 subjects received placebo in each dose group  2 2 mg (n=4); 2-4 mg (n=2); 2-4-6 mg (n=2)  SAE, Serious Adverse Event; Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen

 SeekingUltra-Rapid, Durable Remissionsin Depression  34